Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2. Date of Material Change

July 5, 2010.

Item 3. News Release

News Release dated July 7, 2010 was disseminated through CNW group.

Item 4. Summary of Material Change

Jack Brozman has resigned as a director.

Item 5.1 Full Description of Material Change

Jack Brozman has resigned as a director. Troy Rice has been appointed chairman of the audit committee, replacing Jack Brozman.

Troy Rice is a Certified Public Accountant who began his career as an accountant with Deloitte &
Touche and has served as chief financial officer with several companies in various industries. In addition, he has served as a senior officer in several public companies including PetSmart, Universal
Technical Institute, and Comfort Systems USA. Troy Rice has an undergraduate degree in accounting from the University of Iowa and an MBA from the W.P. Carey School of business at Arizona State
University and is a Certified Public Accountant.

In addition to serving as independent director and Chairman of the Audit Committee, Troy Rice will be assisting the Company to oversee the SOX compliance implementation process, IFRS preparation, and the Company’s Form F1 documentation.

Item 5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National
Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9. Date of Report

July 8, 2010